UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the letter to the shareholders of United Maritime Corporation (the “Company”), the notice, proxy statement and proxy card for the Company’s 2026 Annual Meeting of Shareholders scheduled to be held on November 4, 2026.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-266099 and 333-297431).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: October 2, 2026